Exhibit 99.3

Execution Copy

ADMINISTRATIVE SERVICES AGREEMENT

THIS ADMINISTRATIVE SERVICES AGREEMENT is made effective the 29th day of August, 2019 by and between NAVIOS MARITIME HOLDINGS INC., a corporation duly organized and existing under the laws of the Marshall Islands with its registered office at Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MH96960 (“NM”) and NAVIOS SHIPMANAGEMENT INC., a company duly organized and existing under the laws of the Marshall Islands (“NSM”).

WHEREAS:

A.	NM owns and charters-in vessels and requires certain administrative support services for the operation of its fleet; and

B.	NM wishes to engage NSM to provide and/or arrange such administrative support services to NM on the terms set out herein.

NOW THEREFORE, the parties agree that, in consideration for NSM providing the administrative support services set forth in Schedule A to this Agreement (the “Services”), and subject to the Terms and Conditions set forth in Article I attached hereto, NM shall pay to NSM for the costs and expenses (excluding out-of-pocket expenses) reasonably incurred by NSM in the manner provided for in Schedule B to this Agreement (the “Costs and Expenses”).

[Signature Page Follows]

IN WITNESS WHEREOF the parties have executed this Agreement by their duly authorized signatories with effect on the date first above written.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ George Akhniotis
Name: George Akhniotis
Title: Chief Financial Officer

NAVIOS SHIPMANAGEMENT INC.

By:	/s/ Anna Kalathaki
Name: Anna Kalathaki
Title: Treasurer

[Signature Page to Administrative Services Agreement]

ARTICLE I.

TERMS AND CONDITIONS

Section 1. Definitions. In this Agreement, the term:

“Additional Vessels” means any other vessel of any size and type the management of which, after its delivery as a charter-in or acquisition by NM, may be entrusted from time to time to NSM. Any such Additional Vessel for the purpose of this Agreement shall also be referred to herein as Vessels;

“Agreement” means this Administrative Services Agreement, as it may be amended, modified, or supplemented from time to time;

“Articles of Incorporation” means the Articles of Incorporation of NM, as from time to time amended;

“Change of Control” means with respect to any entity, an event in which securities of any class entitling the holders thereof to elect a majority of the members of the board of directors or other similar governing body of the entity are acquired, directly or indirectly, by a “person” or “group” (within the meaning of Sections 13(d) or 14(d)(2) of the United States Securities Exchange Act of 1934, as amended), except Angeliki Frangou, her affiliated entities, successors and assignees who did not immediately before such acquisition own securities of the entity entitling such person or group to elect such majority (and for the purpose of this definition, any such securities held by another person who is related to such person shall be deemed to be owned by such person);

“Charter-in Vessels” means all the vessels that are chartered-in by NM on the Closing Date;

“Closing Date” means the date in which this Agreement has been entered into;

“Compensation” means wages, vacation pay, bonus and any other amounts approved by NM and payable to the Staff;

“Holdings Group” means NM, and subsidiaries of NM;

“Costs and Expenses” has the meaning set forth in the recitals to this Agreement;

“Due Date” has the meaning set forth on Schedule B to this Agreement;

“Equityholders” means holders of common shares of NM;

“LIBOR” means the London Interbank Offered Rate;

“NSM” has the meaning set forth in the recitals to this Agreement;

“Owned Vessels” means all the vessels that are owned by NM on the Closing Date;

“Services” has the meaning set forth in the recitals to this Agreement;

“Staff” means the individuals hired by NSM in the course of performing its obligations under this Agreement; and

“Termination Fee” means the Cost and Expenses for the full calendar year preceding the termination date;

“Vessels” means all Charter-in Vessels, all Owned Vessels and the Additional Vessels.

Section 2. General. NSM and NM will share in certain responsibilities and allocate such responsibilities among each other as described in this Agreement. With respect to allocation of responsibilities regarding the Staff (as defined in Section 1), NSM will retain the authority to hire, promote, terminate, discipline and reassign the Staff. NM will, however, retain sufficient direction over the Staff as necessary to conduct their business and without which NM would be unable to conduct its business, discharge any fiduciary responsibility that it may have, or comply with any applicable license, regulatory or statutory requirements of NM. NM’s authority includes the right to accept and cancel the assignment of any Staff. Further, NM retains full responsibility for it business, products, and services and any actions by any third-party, contractor, independent contractor or non-Staff employee. NSM shall provide all or such portion of the Services, in a commercially reasonable manner, as NM may from time to time direct, all under the supervision of NM.

Section 3. Covenants. During the term of this Agreement NSM shall:

(a) diligently provide the Services to NM as an independent contractor, and be responsible to NM for the due and proper performance of same;

(b) at the request and under the direction of NM, hire and retain at all times the qualified Staff so as to maintain a level of expertise sufficient to provide the Services set forth on Schedule A to this Agreement. NSM is responsible to pay the Compensation and to report compensation information and remit applicable tax and social security payments to the respective authorities; and

(c) keep full and proper books, records and accounts showing clearly all transactions relating to its provision of Services in accordance with established general commercial practices and in accordance with United States generally accepted accounting principles, and allow NM and its representatives and its auditors to audit and examine such books, records and accounts at any time during customary business hours.

Section 4. Non-exclusivity. NSM may provide services of a nature similar to the Services to any other person. There is no obligation for NSM to provide the Services to NM on an exclusive basis.

Section 5. Confidential Information. NSM shall be obligated to keep confidential, both during and after the term of this Agreement, all information it has acquired or developed in the course of providing Services under this Agreement, except to the extent disclosure of such information is required by applicable law including, without limitation, applicable securities laws. NM shall be entitled to any equitable remedy available at law or equity, including specific performance, against a breach by NSM of this obligation. NSM shall not resist such application for relief on the basis that NM has an adequate remedy at law, and NSM shall waive any requirement for the securing or posting of any bond in connection with such remedy.

Section 6. Payment of Costs and Expenses. In consideration for NSM providing the Services, NM shall pay to NSM the Costs and Expenses (excluding out-of-pocket expenses) in the manner provided in Schedule B to this Agreement.

Section 7. General Relationship Between the Parties. The relationship between the parties is that of independent contractor. The parties to this Agreement do not intend, and nothing herein shall be interpreted so as, to create a partnership, joint venture or employee relationship between NSM and any one or more of NM or any member of the Holdings Group. NSM will carry out the Services in respect of the Vessels as agents for and on behalf of NM.

Section 8. Indemnity. NM shall indemnify and hold harmless NSM and its employees and agents against all actions, proceedings, claims, demands or liabilities whatsoever and howsoever arising which may be brought against them arising out of, relating to or based upon this Agreement including, without limitation, all actions, proceedings, claims, demands or liabilities brought under or relating to the environmental laws, regulations or conventions of any jurisdiction, or otherwise relating to pollution of the environment, and against and in respect of all costs and expenses (including legal costs and expenses on a full indemnity basis) they may suffer or incur due to defending or settling same; provided however that such indemnity shall exclude any and all losses, actions, proceedings, claims, demands, costs, damages, expenses and liabilities whatsoever which may be caused by or due to the fraud, gross negligence or willful misconduct of NSM or its employees or agents.

Section 9. NO CONSEQUENTIAL DAMAGES. NEITHER NSM NOR ANY OF ITS AFFILIATES SHALL BE LIABLE FOR INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES SUFFERED BY NM, OR FOR PUNITIVE DAMAGES, WITH RESPECT TO ANY TERM OR THE SUBJECT MATTER OF THIS AGREEMENT, EVEN IF INFORMED OF THE POSSIBILITY THEREOF IN ADVANCE. THIS LIMITATION APPLIES TO ALL CAUSES OF ACTION, INCLUDING, WITHOUT LIMITATION, BREACH OF CONTRACT, BREACH OF WARRANTY, NEGLIGENCE, STRICT LIABILITY, FRAUD, MISREPRESENTATION AND OTHER TORTS.

Section 10. Term and Termination. This Agreement is effective as of the Closing Date and shall have an initial term of five (5) years, which shall be automatically renewed for a period of other five (5) years, unless terminated by either party hereto on not less than one hundred twenty (120) days’ notice if:

(a) in the case of NM, there is a Change of Control of NSM;

(b) in the case of NSM, there is a Change of Control of NM;

(c) the other party breaches this Agreement in any material respect; provided that (i) no termination pursuant to this clause (c) shall be effective unless the notice referenced above delivered by the party seeking to terminate shall set forth in reasonable detail the facts and circumstances giving rise to a right to terminate and the other party shall have failed during the one hundred twenty (120) day period to remedy such breach; (ii) if the other party shall, within the one hundred twenty (120) day period, have taken substantial steps to remedy such breach, no termination pursuant to this clause (c) shall be effective unless such breach remains unremedied one hundred eighty (180) days after the delivery of such notice, and (iii) no termination pursuant to this clause (c) shall be effective unless and until a final judgment, order or decree shall have been issued pursuant to an arbitration pursuant to Section 17 hereof declaring such termination to be valid under this clause (c); which remains unremedied;

(d) a receiver is appointed by a court of competent jurisdiction for all or substantially all of the property of the other party;

(e) a final order is issued by a court of competent jurisdiction to wind-up the other party;

(f) a final judgment, order or decree which materially and adversely affects the ability of the other party to perform this Agreement shall have been obtained or entered against that party and such judgment, order or decree shall not have been vacated, discharged or stayed; provided that no termination pursuant to this clause (f) shall be effective unless and until a final judgment, order or decree shall have been issued pursuant to an arbitration pursuant to Section 17 hereof declaring such termination to be valid under this clause (f); or

(g) the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or for liquidation, is adjudged insolvent or bankrupt by a final order of a court of competent jurisdiction, commences any proceeding for a reorganization or arrangement of debts, dissolution or liquidation under any law or statute or of any jurisdiction applicable thereto or if any such proceeding shall be commenced in a court of competent jurisdiction and is not contested by the other party.

At any time after the first anniversary of this Agreement, this Agreement may be terminated by either party hereto on not less than three hundred and sixty-five (365) days’ notice for any reason other than any of the reasons set forth in the immediately preceding paragraph; provided that in no event shall any termination of this Agreement by NSM pursuant to this sentence be effective prior to the fifth (5th) anniversary of the Closing Date. Any termination pursuant to the foregoing sentence is referred to herein as a “For Convenience Termination”.

Section 11. Costs and Expenses Upon Termination; Rights Upon Termination. Upon termination of this Agreement in accordance with Section 10 hereof, NM shall be obligated to pay to NSM any and all amounts payable pursuant to Section 6 hereof for Services provided prior to the time of termination and the provisions of Sections 5, 7, 8, 9, and 13–20 shall survive any such termination.

If the Agreement is terminated within five years from the Closing Date by NM pursuant to clause (a) of Section 10 or as a For Convenience Termination or by NSM pursuant to clauses (c), (d), (e), (f) or (g) of Section 10, the Termination Fee is immediately due and payable to NSM.

Section 12. Surrender of Books and Records. Upon termination of this Agreement, NSM shall forthwith surrender to NM any and all books, records, documents and other property in the possession or control of NSM relating to this Agreement and to the business, finance, technology, trademarks or affairs of NM and any member of the Holdings Group and, except as required by law (including securities laws and regulations), shall not retain any copies of same.

Section 13. Force Majeure. Neither party shall be liable for any failure to perform any of their obligations hereunder by reason of any of the following force majeure events provided the party has made all reasonable efforts to avoid, minimize or prevent the effect of such event:

a)	acts of God;

b)	any circumstances arising out of war, threatened act of war or warlike operations, acts of terrorism, sabotage or piracy, or the consequences thereof;

c)	riots, civil commotion, blockades or embargoes;

d)	epidemics;

e)	earthquakes, landslides, floods or other extraordinary weather conditions;

f)	fire, accident, explosion except where caused by negligence of the party seeking to invoke force majeure;

g)	government requisition;

h)	strikes, lockouts or other industrial action, unless limited to the employees (which shall not in respect of the Manager, include the crew) of the party seeking to invoke force majeure; or

i)	any other similar cause beyond the reasonable control of either party.

Section 14. Entire Agreement. This Agreement forms the entire agreement between the parties with respect to the subject matter hereof and supersedes and replaces all previous agreements, written or oral, with respect to the subject matter hereof.

Section 15. Severability. If any provision herein is held to be void or unenforceable, the validity and enforceability of the remaining provisions herein shall remain unaffected and enforceable.

Section 16. Currency. Unless stated otherwise, all currency references herein are to United States Dollars.

Section 17. Law and Arbitration. This Agreement shall be governed by the laws of England. Any dispute under this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment then I force. The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association’s (LMAA) Terms current at the time when the arbitration is commenced.

Save as after mentioned, the reference shall be to three arbitrators, one to be appointed by each party and the third by the two arbitrators so appointed. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment to the other party requiring the other party to appoint its arbitrator within fourteen (14) calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the fourteen (14) calendar days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the fourteen (14) calendar days specified, the party referring the dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be as binding as if he had been appointed by agreement. Nothing herein shall prevent the parties agreeing in writing to vary these provisions to provide for the appointment of a sole arbitrator.

In cases where neither the claim nor any counterclaim exceeds the sum of US$50,000 (or such other sum as the parties may agree) the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

Section 18. Notice. Notice under this Agreement shall be given (via hand delivery or facsimile) as follows:

If to NM:

Navios Maritime Holdings Inc.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

Attn:

Fax:

If to NSM:

Shipmanagement Corp.

85 Akti Miaouli Street

Piraeus, Greece 185 38

Attn:

Fax:

Section 19. Assignment; Succession. NSM shall not assign this Agreement to any party that is not a subsidiary or affiliate of NSM except upon the written consent of NM.

Section 20. Waiver. The failure of either party to enforce any term of this Agreement shall not act as a waiver. Any waiver must be specifically stated as such in writing.

Section 21. Counterparts. This Agreement may be executed in one or more signed counterparts, facsimile or otherwise, which shall together form one instrument.

SCHEDULE A

SERVICES

NSM shall provide the following administrative support services (the “Services”) to NM, at the request and under the direction of NM:

(a) Keep and maintain at all times books, records and accounts which shall contain particulars of receipts and disbursements relating to the assets and liabilities of NM and such books, records and accounts shall be kept pursuant to normal commercial practices that will permit NM to prepare or cause to be prepared financial statements in accordance with U.S. generally accepted accounting principles and in each case shall also be in accordance with those required to be kept by NM under applicable United States federal and applicable securities laws and regulations and as NM is required to keep and file under applicable foreign taxing regulations and the U.S. Internal Revenue Code and the regulations applicable with respect thereto, all as amended from time to time;

(b) Prepare all such returns, filings and documents, for review and approval by NM as may be required under the Articles of Incorporation or any other governing documents of NM as well as such other returns, filings, documents and instruments as may from time to time be requested or instructed by NM; and file such documents, as applicable, as directed by NM with the relevant authorities;

(c) Provide, or arrange for the provision of, advisory services to NM with respect to NM’s obligations under applicable securities laws and regulations in the United States and any applicable foreign jurisdictions and assist NM in arranging for compliance with continuous disclosure obligations under applicable securities laws and regulations and the rules and regulations of the any securities exchange upon which NM’s securities are listed or any market where NM’s securities are traded, including the preparation for review, approval and filing by NM of reports and other documents with all applicable regulatory authorities, provided that nothing herein shall permit or authorize NSM to act for or on behalf of NM in its relationship with regulatory authorities except to the extent that specific authorization may from time to time be given by NM;

(d) Provide, or arrange for the provision of, advisory, clerical and investor relations services to assist and support NM in its communications with its Equity holders, including in connection with disclosures that may be required for regulatory compliance to its Equity holders and the wider financial markets, as NM may from time to time request or direct, provided that nothing herein shall permit or authorize NSM to determine the content of any such communications by NM to its Equity holders and the wider financial markets;

(e) At the request and under the direction of NM, handle, or arrange for the handling of, all administrative and clerical matters in respect of (i) the call and arrangement of all meetings of the Equity holders pursuant to the Articles of Incorporation or any other governing documents of NM, (ii) the preparation of all materials (including notices of meetings and information circulars) in respect thereof and (iii) the submission of all such materials to NM in sufficient time prior to the dates upon which they must be mailed, filed or otherwise relied upon so that NM has full opportunity to review, approve, execute and return them to NSM for filing or mailing or other disposition as NM may require or direct;

(f) Provide, or arrange for the provision of, or secure sufficient and necessary office space, equipment and personnel including all accounting, clerical, secretarial, corporate and administrative services as may be reasonably necessary for the performance of NM’ business;

(g) Arrange for the provision of such audit, accounting, legal, insurance and other professional services as are reasonably required by NM from time to time in connection with the discharge of its responsibilities under the Articles of Incorporation or any other governing documents of NM, to the extent such advice and analysis can be reasonably provided or arranged by NSM, provided that nothing herein shall permit NSM to select the auditor of NM, which shall be selected in accordance with the provisions for the appointment of the auditor pursuant to the Articles of Incorporation or any other governing documents of NM or as otherwise be required by law governing NM, or to communicate with the auditor other than in the ordinary course of making such books and records available for review as the auditors may require and to respond to queries from the auditors with respect to the accounts and statements prepared by, or arranged by, NSM, and in particular NSM will not have any of the authorities, rights or responsibilities of the audit committee of NM, but shall provide, or arrange for the provision of, information to such committee as may from time to time be required or requested; and provided further that nothing herein shall entitle NSM to retain legal counsel for NM unless such selection is specifically approved by NSM;

(h) Provide, or arrange for the provision of, such assistance and support as NM may from time to time request in connection with any new or existing financing for, or other commercial relationships for, NM, such assistance and support to be provided in accordance with the direction, and under the supervision of NM;

(i) Provide, or arrange for the provision of, such administrative and clerical services as may be required by NM to support and assist NM in considering any future acquisitions or divestments of assets of NM or other commercial transactions and the integration of any assets or businesses acquired by the NM, all under the direction and under the supervision of NM;

(j) Provide, or arrange for the provision of, such support and assistance to NM as NM may from time to time request in connection with any future offerings of equity or debt securities that NM may at any time determine is desirable for NM, all under the direction and supervision of NM;

(k) Provide, or arrange for the provision of, at the request and under the direction of NM, such communications to the transfer agent for NM as may be necessary or desirable;

(1) Prepare and provide, or arrange for the preparation and provision of, regular cash reports and other accounting information for review by NM, so as to permit and enable NM to make all determinations of financial matters required to be made pursuant to the Articles of Incorporation or any other governing documents of NM, including the determination of amounts available for distribution by NM to its Equity holders, and to assist NM in making arrangements with the transfer agent for NM for the payment of distributions to the Equityholders in accordance with the Articles of Incorporation or any other governing documents of NM;

(m) Provide, or arrange for the provision of, such assistance to NM as NM may request or direct with respect to the performance of the obligations to the Equity holders under the Articles of Incorporation or any other governing documents of NM and to provide monitoring of various obligations and rights under agreements entered into by NM and provide advance reports on a timely basis to NM advising of steps, procedures and compliance issues under such agreements, so as to enable NM to make all such decisions as would be necessary or desirable thereunder;

(n) Provide, or arrange for the provision of, such additional administrative and clerical services pertaining to NM, the assets and liabilities of NM and the Equity holders and matters incidental thereto as may be reasonably requested by NM from time to time;

(o) Negotiate and arrange, at the request and under the direction of NM, for interest rate swap agreements, foreign currency contracts, forward exchange contracts and any other hedging arrangements;

(p) Provide, or arrange for the provision of, information technology services;

(q) Maintain, or arrange for the maintenance of, NM’s and NM’s subsidiaries’ existence and good standing in necessary jurisdictions;

(r) Negotiate, at the request and under the direction of NM, loan and credit terms with lenders and monitor and maintain compliance therewith;

(s) Provide, or arrange for the provision of, at the request and under the direction of NM, cash management and services, including assistance with preparation of budgets, overseeing banking services and bank accounts and arranging for the deposit of funds; and

(t) Monitor the performance of investment managers.

Because NM controls its business affairs, it acknowledges that NSM is not responsible for any loss of revenue or business, any loss due to misuse, destruction, misappropriation, theft, conversion, or embezzlement of person, real or intellectual property of NM or is customers.

NM and NSM acknowledge that NM is the owner of all intellectual property, documents, reports, financial statements and correspondence that come as a result of the Services provided above.

SCHEDULE B

COSTS AND EXPENSES

Within thirty (30) days after the end of each month, NSM shall submit to NM an invoice for all Costs and Expenses (excluding out-of-pocket expenses) in connection with the provision of the Services listed in Schedule A by NSM to NM for such month. Each statement will contain such supporting detail as may be reasonably required to validate such amounts due.

NM shall make payment within fifteen (15) days of the date of each invoice (any such day on which a payment is due, the “Due Date”). All invoices for Services are payable in U.S. dollars. All amounts not paid within 10 days after the Due Date shall bear interest at the rate of 1.00% per annum over US$ LIBOR from such Due Date until the date payment is received in full by NSM.

B-1